Mail Stop 3561

August 12, 2005

Stephen A. Bogiages, Esq.
Senior Vice President, General Counsel and Corporate Secretary
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

Re: 	RCN Corporation
Form S-1
Filed July 26, 2005
File No. 333-126885

Dear Mr. Bogiages:

      We have reviewed your filing with respect to the appropriateness of registering resales of certain shares of common stock held in a claims reserve and the appropriateness of registering issuance of exercise of common stock that would be issuable on distribution of certain warrants, and we have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Common Stock held in Claims Reserve

1. We note that you are registering for resale shares of common stock that selling securityholders "may be entitled to receive" upon distribution of common stock held in a claims reserve. Please revise your registration statement, including your Recent Sales of Unregistered Securities discussion, to clarify the nature of the claims reserve, including which selling securityholders may receive what amount of shares, under what conditions they may receive the shares and what interests those securityholders had in the common stock in question both at the time you filed the registration statement and currently. Also advise us, in your response letter, why it was not premature to register for resale those shares of common stock prior to distributing those securities.

Warrants

2. Please revise your registration statement, including your Recent
Sales of Unregistered Securities discussion, to clarify which warrants have been issued and when they were issued. In this regard we note your disclosure on the cover page that you "agreed to issue" warrants and your disclosure on page 89 indicates that the warrants are outstanding. However, your disclosure at pages F-90 and II-2 to
II-3 indicates that you expect to complete the distribution of the warrants by October 15, 2005, which suggests that they are have not yet been issued. Also advise us why you are registering the common stock issuable upon exercise of the warrants. In this regard, we note that you issued the warrants in reliance on the exemption from registration pursuant to section 1145 of the Bankruptcy Code and that the warrants are immediately exercisable.

Outside Front Cover Page of Prospectus

3. Please revise to clarify what you mean by "cover" in your statement that "[t]his Prospectus is being used to cover the issuance of shares of Common Stock upon exercise of the Warrants."


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel Zimmerman, Staff Attorney, at (202)
551-
3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief